SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact released on August 31, 2018, what follows:

1. On this date, the compliance with all the conditions set forth in Auction Notice No. 2/2018-PPI/PND and its annexes ("Notice"), related to the bidding procedure in the auction mode ("Auction"), was verified for the granting of public electric energy distribution service concession, associated with the transfer of the shareholding control of Boa Vista Energia S.A. (“Boa Vista Energia”) to Consórcio Oliveira Energia and Atem ("Buyer"), as follows:

(a) Prior approval by the Administrative Council for Economic Defense - CADE ("CADE"), on October 17, 2018, according to Ordinance released on this date;

(b) Prior consent by National Electric Energy Agency - ANEEL ("ANEEL"), as published on Official Gazette on October 24, 2018;

(c) Conversion, by Eletrobras, of debt into share capital of Boa Vista Energia, in the total amount of R$ 342.12 million, through Boa Vista’s shareholders’ general meetings, held on December 4, pursuant to Resolution CPPI No. 20/2017 and subsequent amendments;

(d) Financial settlement, on this date, by the Buyer of the purchase of shares issued by Boa Vista Energia, the object of sale described in this Relevant Fact; and

(e) Full payment, on this date and by the Buyer, of the remuneration due to B3, as the body responsible for the operationalization of the auction settlement.

2. In compliance with all the conditions of the Notice, Eletrobras transferred to the Buyer, on this date, its 433,010,605 common shares issued by Boa Vista Energia representing approximately 90.0% of its total share capital, pursuant to the Purchase and Sale Agreement of Shares and Other Covenants entered into between the Company and the Buyer ("Stock Purchase Agreement").

3. In addition to the Share Purchase and Sale Agreement, the Company also entered into, on this date, the Boa Vista’s Shareholders Agreement with Buyer, and it is ensured to Eletrobras, within a period of six months from the present date, to increase its capital in Boa Vista in order to increase its shareholding in up to 30% in the total share capital of said distribution company;

4. We also inform that the Buyer also made, on this date, a mandatory capital contribution in Boa Vista, in the amount of R$ 176,0 million, under the terms set forth in the Notice.

5. Eletrobras, after the sale referred to in item 3 above, still holds approximately 10% of the share capital of Boa Vista, on December 4, 2018, represented by 48,112,337 common, of which 48,112,336 are the subject of Offer to employees and retirees, as provided in the Notice. If such shares are not acquired by employees and retirees, the Buyer shall also acquire them, pursuant to the Notice rules.

Rio de Janeiro, December 10, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.